Exhibit 4.80

1.	Employer

Amarin Corporation plc (the “Company”)

2.	Employee (the “Executive”)

Declan Doogan
15 Main Street
Stonington
Connecticut, 06378

3.	Commencement Date and Role Title

You will be employed as President – Research & Development and Chief Medical Officer, the main duties of which are detailed in your job description.

You will also be appointed to the Board of Amarin Corporation plc and the Company may at any time require that you serve any other group company or companies and to carry out for such group company or companies such duties and responsibilities as may be assigned by the Board, but otherwise on the same terms and conditions as herein provided.

These duties may change to meet the business needs or you may be required to work in other equivalent roles, as the Company may reasonably require.

Your employment commenced on 9 April 2007.

4.	Place of Work

You will initially be based in the USA for the first 12 months of your employment and will work from home or other such location, to be mutually agreed.  You may be required to work at your normal place of work or to change to other locations as reasonably required by the Company.

It may also be necessary from time to time for you to work overseas or to be located in another of the Company’s offices.

5.	Reporting Line

You will report to the Chief Executive Officer, but your reporting line may change in the future due to any restructure.

6.	Working hours

Your normal hours of work are 3 days per week, 21 hours per week, with a lunch break of one hour.

Please note that you are expected to work additional hours to meet the needs of the business.

7.	Duties

During your employment you shall:

Perform such duties as the Company may reasonably require and well and faithfully serve the Company to the best of your ability devoting your whole time and attention during working hours and use your best endeavours to promote the interests of the Company at all times.

Comply with all reasonable and lawful management instructions given to you by the Company and all applicable rules, regulations, policies and working practices as laid down by the Company for employees.

Fulfil your job description duties.

8.	Remuneration

Your salary will be $350,000 per annum pro rated by 3/5th to reflect your part time hours of working and is payable monthly in arrears by BACS (or other such means in the U.S. to be mutually agreed) on or around the last Friday of each calendar month.  Your salary is inclusive of any fees payable to you as director of the Company and/or any group company.

At the Company’s discretion your salary will be reviewed annually on the 1st January and any increases will be notified to you in writing.

Bonus eligibility – There shall be no contractual right to a bonus, and the quantum of any bonus awarded shall remain in the absolute discretion of the Company at all times and accordingly the Company or any Group Company reserves the right to make no payment of a bonus.

9.	Car Allowance

You will receive a car allowance of $1400 per month paid along with your monthly salary.

10.	Deductions from pay

By signing these terms and conditions of employment you consent to any deduction from any sum otherwise payable to you, the value of any claim the Company may have against you including but not limited to:-

•	Overpayment of salary or bonus.
•	Sums representing holiday taken in excess of entitlement.
•	Overpayment of expenses.
•	Motoring fines incurred by you for a Company vehicle.
•	Loans made to you by the Company.
•	Personal expenditure incurred on Company credit cards.
•
Where the Company has sustained loss in relation to monies of the Company caused through your negligence, recklessness, dishonesty or through breach of the Company rules the Company requires the employee to repay any proven loss.

•	Where you leave the Company the balance of any training assistance given under a study loan agreement.

11.	Expenses

The company will reimburse to you all business expenses reasonably incurred by you in the proper performance of your duties, provided that you provide vat receipts and claim the expenses on the correct form.

12.	Pension

The Company will contribute 6% of your annual salary into an equivalent Scheme in the U.S. or you will receive an equivalent amount as a salary allowance.

13.	Insurance Benefits

You will receive a salary allowance to compensate you for insurance benefits as the Company is unable currently to provide you with the following benefits in the U.S.:

•	Permanent Health Insurance (PHI)
•	Life Assurance (4 x salary)
•	Private Medical Insurance (PMI)

14.	Stock Options

You will be granted 650,000 stock options in accordance with the Amarin Corporation plc 2002 Stock Option Plan.  The option price will be the price quoted for Amarin shares at the date your participation is approved by the Chief Executive Officer.

15.	Holidays

You will receive 14.5 days paid holiday during each complete year of service plus public holidays on days that you would normally work.  Your entitlement in the first year of service will be confirmed to you following confirmation of your start date.  You will receive an additional day’s holiday for every completed year of service up to a maximum of 5 additional days (pro rated for the part time working hours).

The holiday year runs from 1st January to 31st December.  Holiday must be taken and unused holiday entitlement cannot be carried forward to the following year.  Holiday must be taken at a time convenient to the Company.  No more than 10 working days may be taken at any one time.

16.	Sickness

If you are ill and unfit for work, you must personally contact your manager as early as possible on the first day and comply with the absence policy as detailed in the handbook.

If you are ill for less than 7 consecutive days (including weekends) you must complete a self certification form.  For longer periods of illness a Doctor’s certificate must be supplied and additional ones sent to cover the whole period of sickness.

Statutory Sick Pay is paid to employees in accordance with the Statutory Sick Pay Regulations and Company Sick pay will include any Statutory Sick Pay due.

After the Probationary period and subject to the correct notification , Company Sick Pay may be paid at the Company’s absolute discretion as follows in a rolling 12 month period:

Length of continuous employment on commencement of absence	Period for which full pay is normally payable in a twelve month period
Up to 1 year	4 weeks
Over 1 year and up to 3 years	8 weeks
Over 3 years and up to 5 years	13 weeks
Over 5 years	26 weeks

The Company may at any time require you to have a medical examination at the Company’s expense.

Should you have, or develop a condition that could be described as a disability you have a duty to inform us so that any reasonable adjustment may be made to your work or working environment.  This disclosure would be treated in strictest confidence and you would not be discriminated in any way.

17.	Confidential Information and Company Documents

The Executive shall neither during the Employment (except in the proper performance of his duties) nor at any time after the termination of the employment, divulge or communicate to any person, company, business entity or other organisation;

use for his own purposes or for any other purposes that those of the Company or Group Company; or

through any failure to exercise due care and diligence, permit or cause any unauthorised disclosure of any Confidential Information.  These restrictions shall cease to apply to any information which shall become available to the public generally otherwise than through any default of the Executive.

All books, notes, memoranda, records, lists of customers and suppliers and employees, correspondence, documents, computer and other discs, tapes and other data storage, date listings, codes, designs, and drawings and other documents and material whatsoever (whether made or created by the executive or otherwise) relating to the business of the company or any Group Company (and copies of the same); shall be and remain the property of the Company or to the relevant Group Company; and shall be handed over by the executive to the Company or to the relevant Group Company on demand and in any event on the termination of Employment.

18.	Intellectual Property Rights

It shall be part of the contractual duties of the Executive (whether alone or with any other employee of the Company or any Group Company) at all times to further the interests of the Company and its Group Companies and, without prejudice to the generality of the foregoing and to the extent as is consistent with the Executive’s role within the Company;

a)
to make, discover and conceive inventions, processes, techniques, designs, improvements or developments relating to or capable of use or adaptation for use in connection with the business or any Group Company (“an Invention”)

b)
to consider in what manner and by what new methods or devices the products, services, processes, equipment or systems of the Company or any Group Company with which the Executive is concerned or for which the Executive is responsible, might be improved (“a Development”);

c)	promptly to give to the Company or any Group Company full details of any such Invention or Development which the Executive may from time to time make or discover in the course of their Employment; and

d)	to further the interests of the Company’s or any Group Company’s undertaking with regard thereto and the Company or any Group Company shall be entitled to the exclusive ownership of any such Invention or Development and to the exclusive use thereof, provided that this clause shall take effect subject to any statutory rights of the Executive.

The Executive shall immediately give full information to the Board as to such Invention or Development and the exact mode of working, producing, using and exploiting the same and shall also give all such explanations and instructions to the Board as may be necessary or useful to enable the Company or any Group Company to obtain full benefit of them and will at the expense of the Company or any Group Company furnish it with all necessary plans, drawings, formulae and models applicable to the same and shall at the cost and expense of the Company or any Group Company execute all documents and do all acts and things necessary to enable the Company or any Group Company (or its or their nominees) to apply for and obtain protection for such Inventions and Developments throughout the world and for vesting the ownership of them in the Company or any Group Company (or its or their nominees).

The Executive shall not knowingly do anything to imperil the validity of any patent or protection related to the business of any Company or any Group Company or any application therefore but shall at the cost to the Company or any Group Company render all possible assistance to the Company or any Group Company, both in obtaining and in maintaining such patents or other protection.

The Executive shall not either during Employment or any time after the Employment exploit or assist others to exploit any Invention or Development which the Executive may from time to time make to discover in the course of the Employment or (unless the same shall have become public knowledge otherwise than by breach by the Executive of the terms of the Appointment) make public or disclose any such Invention or Development or improvement or given any information in respect of the same except to the Company or any Group Company or as it may direct.

The Executive hereby irrevocably appoints the Company or any Group Company to be the Executive’s attorney in the Executive’s name and on the Executive’s behalf to execute all documents and do all things necessary and generally to use the Executive’s name for the purpose of giving the Company or any Group Company (or its or their nominees) the full benefit of the provisions of this clause and in favour of any third party a certificate in writing signed by any director or the secretary of the Company or any Group Company that any instrument or act which falls within the authority conferred by this clause which shall be conclusive evidence that such is the case.

Copyright and unregistered design rights in all works created by the Executive in the course of the Employment will, in accordance with the Copyright Designs and Patent Act 1988, vest in the Company or any Group Company.  Rights in any design registerable pursuant to the Registered Designs Act 1949, (as amended) created by the Executive in the course of his Employment shall, in accordance with the Act, vest in the Company or any Group Company.

This intellectual property rights clause shall not apply to any Inventions or Developments made by the Executive when serving from time to time and continuing to serve on the Boards of and hold any other offices or positions in companies or organisations as previously notified to the Board.

19.	Restrictions during Employment

During the course of Employment the Executive shall not:

a)	be directly or indirectly employed, engaged, concerned or interested in any other business or undertaking; or

b)
engage in any activity which the Board reasonably considers may be, or become harmful to the interests of Company or any Group Company or which might reasonably be considered to interfere with the performance of the Executive’s duties under this Agreement.

The above Clause shall not apply:

a)
to the Executive holding (directly or through nominees) of investments listed on the London Stock Exchange or in respect of which dealing takes place in the Unlisted Securities Market on the London Stock Exchange or any recognised stock exchange as long as he does not hold more than 5% of the issued shares or other securities of any class of any one Company; or

b)	to any act undertaken by the Executive after prior notification to the Board; or

c)
to any interest, notified in advance to the Board, for the Executive to serve from time to time and continue to serve on the Boards of and hold any other offices or positions in companies or organisations which will not present any conflict of interest with Company or any Group Company and provided that such activities do not materially detract from the performance of the Executive’s duties.

20.	Share Dealings

The Executive shall comply fully with Amarin’s Share Dealing Code.

21.	Notice

You are entitled to give and receive from the Company 3 month’s notice of the termination of your employment.  If written notice is given by you or by the Company to terminate your employment, the Company may, notwithstanding any other terms of these terms and conditions and in its absolute discretion, require you to;

Continue to perform such duties as the Company may direct or to perform no duties during the period of your notice provided always that it shall continue to pay you your salary and provide all contractual benefits to which you are entitled during such notice period.

Accept a payment of salary in lieu of notice and your employment shall terminate immediately but without prejudice to any other claim the Company or you may have against the other.

22.	Termination of Employment

The Company shall be entitle to terminate the Employment at any time by giving written notice of immediate termination to the Executive in any of the following circumstances:

•
if the Executive commits a criminal offence or is found guilty of serious misconduct or wilful neglect whether during the performance of his duties or otherwise which in the opinion of the Company renders the executive unfit to continue his Employment with the Company or which would be likely to adversely prejudice the reputation or interests of the Company or any group company;

•	if the Executive seriously or persistently breaches any provision in this Agreement or is , in the opinion of the Board, incompetent in the performance of his duties;

•	if the Director is unable to perform his duties as result of illness or injury for a period or periods aggregating at least 90 working days in any period of 12 consecutive calendar months;

•	if the Executive becomes insolvent or bankrupt or enters into any composition or arrangement with or for the benefit of his creditors;

•	if the Executive becomes of unsound mind;

•	if the Director becomes prohibited by law from being a director.

The Executive shall not be entitled to make a claim against the Company for damages for loss of Employment where the Employment was validly terminated under this Clause 22.

Upon termination of the Employment the Executive shall deliver up to the Company all notes, memoranda and other correspondence, documents, papers and property belonging to the Company or any group company which may have been prepared by him or have come into his possession and shall not retain any copies thereof and not permit the same to be used by any party.

23.	Restrictions after Termination

The Director shall not after termination of the Employment represent himself as being in any way connected with the Company or any group company.

Since the Executive is likely to obtain knowledge of Confidential Information in the course of his Employment and the trust and personal knowledge of customers, suppliers and other contacts of the Company or any group company the Executive hereby agrees that in addition to the other terms of this Agreement he will be bound by the following restrictions.

The Executive shall not for a period of 3 months from the date of termination of Employment (“the restricted period”), directly or indirectly carry on or be engaged or concerned in (whether as director, manager, partner, consultant, agent, employee or otherwise) any business which is directly competitive to the compound areas with which the Executive was materially involved during the period of six months immediately prior to the termination of his employment other than to the extent that the Director is already engaged in activities with third parties in this field;

The Executive shall not during the restricted period directly or indirectly by any means whatsoever, whether for himself or for any third party, canvass or solicit the customer of any person, firm company or otherwise who was a customer of, or who dealt with the Company or any group company and with whom the Executive had material dealings within the period of six months immediately prior to the termination of his employment at any time during the 6 months period preceding the date of termination of Employment;

The Executive shall not during the restricted period directly or indirectly by any means whatsoever, whether for himself or for any third party, solicit or endeavour to entice away from the Company or any group company any person who is at the date of termination of Employment a director or consultant of the Company or any group company and with whom the Executive had material contact during the period of six months immediately prior to the termination of his employment;

The Executive shall not following termination of the Employment disclose any confidential information relating to the business of the Company or any group company to any party whatsoever, unless ordered to do so by a court of competent jurisdiction.

Nothing in this restrictions after termination shall prevent the Executive from continuing to undertake any duties, notified in advance to the Board, for the Executive to serve from time to time and continue to serve on the Boards of and hold any other offices or positions in companies or organisations which will not present any conflict of interest with Company or any Group Company and provided that such activities do not materially detract from the performance of the Executive’s duties.

24.	Resolving Problems

The Company want to resolve issues speedily ensuring fair and consistent treatment for all employees.  The Disciplinary and Grievance Procedure is attached in the Amarin Employee Handbook.

25.	Reconstruction and Amalgamations

If before the expiration or determination of this Agreement the Employment shall be terminated by reasons of the liquidation of the Company for the purpose of reconstruction or amalgamation and the director shall be offered employment with any concern or undertaking resulting from such reconstruction or amalgamation on terms which are substantially the same as the terms of this Agreement then he shall have no claim against the Company in respect of the termination of the Employment.

26.	Health and Safety

The health, safety and well being of all Company employees is paramount.  As an employee you should note that it is your individual responsibility to take reasonable care of yourself and others who may be affected by your actions whilst at work.

The company operates a no smoking policy.

27.	Security

Your appointment requires your consent to the company checking, recording and reviewing telephone calls, computer files, records and e-mail and any other compliance, security or risk analysis checks the Company considers reasonably necessary.

The Company reserves the right to search any employee, including any property in their possession, whilst they are on Company premises.

You are responsible for the integrity and security of all work-related data, materials and equipment in your charge and for taking all the necessary anti-virus measures and strictly following the IT Security policy.  Failure to do so may be treated as disciplinary matter.

28.	Data Protection

In order to keep and maintain records relating to your employment it will be necessary for the Company to record, keep and process personal data relating to you.  This data may be recorded, kept and processed on computer or in a hard copy form. The Company may on occasion have need to disclose this data to others, including other employees in the Company, the Company’s professional advisors, the Inland Revenue and other authorities.

By accepting these Terms and Conditions you are consenting to the recording, processing, use and disclosure of records as detailed above.  This does not affect your rights as a data subject or the Company’s obligations under the Data Protection Act.

29.	Retirement

The Company’s normal retirement age is 65yrs.

30.	Company Property

On termination of your employment you must deliver up to the Company all property, documentation, records, client lists, work in progress, discs, tapes, or other software media belonging to the Company which may be in your possession.  You shall not without the express written consent of the Company, retain any copies.  If so required by the CEO, you will sign a statement confirming that you have complied with the requirement.

31.	Variation of Contract and handbook

The Company reserves the right to make reasonable changes to these and other agreed terms and conditions of employment.  Minor changes of detail may be made form time to time and will be effected by a general notice to employees.  You will be given not less than one month’s written notice before significant changes are made.  Such changes will be deemed to have been accepted unless the Company receives from you an objection in writing before the expiry of the notice period.

32.	The Agreement

These terms and conditions set out together with the staff handbook the entire agreement and understanding between many in connection with the terms and conditions of your employment and supersede any prior agreement or arrangement.  There are no collective agreements applicable t your employment.

This offer is subject to:

•	Receipt of two references in terms acceptable to the Company.
•	You being contractually free to join the Company on the day of commencement.
•	That you are not subject to any contractual term that would be breached by you commencing work with us.

33.	Whole Agreement

This agreement sets out the entire agreement between the parties and supersedes all prior discussions, agreements, statements, representations, terms and conditions, communications and understandings whether oral in writing.

34.	Applicable Law

This Agreement shall be governed and construed in accordance with English law and the parties agree to submit to the exclusive jurisdiction of the English courts and tribunals as regards my claim or matters arising in respect of this Agreement.

Signed /s/ Thomas Lynch

Thomas Lynch
Chief Executive Officer

Dated April 27, 2008

I acknowledge receipt of this Contract of employment and agree to the terms and conditions as set out above.

Signed /s/ Declan Doogan

Dated  April 28, 2008